OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):
   - A. ☐ Comptroller of the Currency
   - B. ☒ Board of Governors of the Federal Reserve System
   - C. ☐ Federal Deposit Insurance Corporation
   - D. ☐ Securities and Exchange Commission

2. Conducts business as:
   - A. ☐ Government Securities Broker
   - B. ☒ Government Securities Dealer
   - C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:
   - A. ☐ Notice
   - B. ☒ Amendment

24007855

4. A. Full name of the financial institution Societe Generale, New York Branch

   B. Address of principal office of financial institution:

   245 Park Avenue
   Address

City	State	Zip Code
New York	NY	10167

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   N/A
   Address

   City _____ State _____ Zip Code _____

   D. Mailing address if different from (B) or (C):

   N/A
   Address

   City _____ State _____ Zip Code _____

   E. Name, title, and telephone number of contact person with respect to this notice:

Name	Title	Area Code / Phone Number
Erica Gordon	Director	212-278-6769

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☒ Yes B. ☐ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities
1 Queens Road East	Hong Kong			Government Securities Dealer Trading Activities
17 Cours Valmy	Paris			Government Securities Dealer Trading Activities
41 Tower Hill	London			Government Securities Dealer Trading Activities
Palace Building 1-1-1, Chiyoda-Ku	Tokyo			Government Securities Dealer Trading Activities
Marina Boulevard, 12-01 Marina Bay Financial Center	Singapore			Government Securities Dealer Trading Activities

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last / First / Middle	Title
See Addendum	

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. ***The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.***

Please print name and title of person executing this notice:

Cyril Dumuis
Name (First, Middle, Last)

Managing Director, Co-Head FIC AMER
Title

DocuSigned by:
Cyril Dumuis
AD252A65AE59441...
Signature

10/10/2024
Date

Addendum - October 9, 2024

Item 6: Full name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities dealer activities:

The following changes were made:

Added: Julian Gilyard,
Removed: Andrew Barragry, Fouad Farah

Name	**Title**	**U4 Filed with GFIN Amendment Dated**
Tesoriero, Christopher	Managing Director	February 2018
Dial, Nathaniel	Managing Director	June 2022
Stewart, Joseph	Managing Director	February 2023
Keaveney, Brian	Managing Director	June 2023
Masserio, James	Managing Director	August 2023
Dumuis, Cyril	Managing Director	August 2023
Marti, Leonardo	Managing Director	August 2023
Gupta, Nitin	Managing Director	November 2023
Gilyard, Julian	Director	October 2024